Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
WILLIAMS ROWLAND ACQUISITION CORP.

July 24, 2023

Williams Rowland Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of the Corporation is “Williams Rowland Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 10, 2021. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on July 26, 2021 and was subsequently amended on December 22, 2022 (the “Amended and Restated Certificate”).

2.	This Amendment to the Amended and Restated Certificate amends the Amended and Restated Certificate.

3.	This Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.	The text of Paragraph 9.1(b) of Article NINE is hereby amended and restated to read in full as follows:

“9.1 (b). Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the “Trust Agreement”). Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the Initial Business Combination; (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its Initial Business Combination within 24 months from the closing of the Offering which date the Company may extend to complete the Business Combination with eight (8) one-month extensions (an “Extension Date”), to March 29, 2024 (as applicable, the “Last Date”) as long as a deposit of the lesser of $50,000 or $0.02 per Offering Share (as defined below) that remains outstanding on July 29, 2023 is made with each monthly extension or (iii) the redemption of shares in connection with a stockholder vote to amend any provisions of this Amended and Restated Certificate as amended (a) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an Initial Business Combination to redeem 100% of such shares if the Corporation has not consummated an Initial Business Combination by the Deadline Date or (b) with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders”.

5.	The text of Paragraph 9.2(a) of Article NINE is hereby amended and restated to read in full as follows:

“(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

6.	The full text of Paragraph 9.2(d) of Article Nine is hereby amended and restated to read in full as follows:

“(d) In the event that the Corporation has not consummated an initial Business Combination within by March 29, 2023 from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten Business Days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

7.	The full text of Paragraph 9.2(e) of Article Nine is hereby amended and restated to read in full as follows:

“(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.

8.	The full text of Paragraph 9.2(f) of Article Nine is deleted in its entirety.

[Signature Page to Follow]

IN WITNESS WHEREOF, Williams Rowland Acquisition Corp. has caused this Certificate of Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

WILLIAMS ROWLAND ACQUISITION CORP.

By:	/s/ David B. Williams
Name:	David B. Williams
Title:	Chief Executive Officer

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